CUSIP Nos.: 32055Y 201; 32055Y 300	Page 1 of 16 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

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FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)

Class A Common Stock and Class B Common Stock
(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
(CUSIP Number)

James R. Scott
c/o First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116
(406) 255-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2018
(Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 15 Pages)

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 2 of 16 Pages

1.	Names of Reporting Persons Randall I. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,326,659 (of which 4,309,795 are shares of Class B Common Stock and 16,864 are shares of Class A Common Stock)
	8.	Shared Voting Power 429,180 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 4,326,659 (of which 4,309,795 are shares of Class B Common Stock and 16,864 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 429,180 (of which all are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,755,839 (of which 4,738,975 are shares of Class B Common Stock and 16,864 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3% Class A Common Stock; 20.9% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 3 of 16 Pages

1.	Names of Reporting Persons N Bar 5, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,795,676 (all of which are shares of Class B Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,795,676 (all of which are shares of Class B Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,676 (all of which are shares of Class B Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% Class A Common Stock; 16.8% Class B Common Stock
14.	Type of Reporting Person (See Instructions) PN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 4 of 16 Pages

1.	Names of Reporting Persons James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,542,474 (of which 4,498,880 are shares of Class B Common Stock and 43,594 are shares of Class A Common Stock)
	8.	Shared Voting Power 401,366 (of which 364,977 are shares of Class B Common Stock and 36,389 are shares of Class A Common Stock)
	9.	Sole Dispositive Power 2,243,632 (of which 2,200,038 are shares of Class B Common Stock and 43,594 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 2,700,208 (of which 2,663,819 are shares of Class B Common Stock and 36,389 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,943,840 (of which 4,863,857 are shares of Class B Common Stock and 79,983 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% Class A Common Stock; 21.5% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 5 of 16 Pages

1.	Names of Reporting Persons J.S. Investments Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,127,036 (all of which are shares of Class B Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,127,036 (all of which are shares of Class B Common stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,127,036 (all of which are shares of Class B Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% Class A Common Stock; 9.4% Class B Common Stock
14.	Type of Reporting Person (See Instructions) PN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 6 of 16 Pages

1.	Names of Reporting Persons John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,245,325 (of which 1,240,713 are shares of Class B Common Stock and 4,612 are shares of Class A Common Stock)
	8.	Shared Voting Power 429,180 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 1,245,325 (of which 1,240,713 are shares of Class B Common Stock and 4,612 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 429,180 (all of which are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,674,505 (of which 1,669,893 are shares of Class B Common Stock and 4,612 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% Class A Common Stock; 7.4% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 7 of 16 Pages

1.	Names of Reporting Persons Thomas W. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,274,038 (of which 2,273,538 are shares of Class B Common Stock and 500 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,274,038 (of which 2,273,538 are shares of Class B Common Stock and 500 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,038 (of which 2,273,538 are shares of Class B Common Stock and 500 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% Class A Common Stock; 10.0% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 8 of 16 Pages

1.	Names of Reporting Persons Homer A. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,308,771 (of which 2,270,078 are shares of Class B Common Stock and 38,693 are shares of Class A Common Stock)
	8.	Shared Voting Power 1,418 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 26,193 (all of which are shares of Class A Common Stock)
	10.	Shared Dispositive Power 2,282,578 (of which 2,270,078 are shares of Class B Common Stock and 12,500 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,189 (of which 2,271,496 are shares of Class B Common Stock and 38,693 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% Class A Common Stock; 10.0% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 9 of 16 Pages

1.	Names of Reporting Persons Susan S. Heyneman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 867,390 (of which 861,605 are shares of Class B Common Stock and 5,785 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 867,390 (of which 861,605 are shares of Class B Common Stock and 5,785 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,390 (of which 861,605 are shares of Class B Common Stock and 5,785 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5% Class A Common Stock; 3.8% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 10 of 16 Pages

ITEM 1.	SECURITY AND ISSUER
This filing relates to shares of the Class A common stock, no par value per share ("Class A Stock"), and the Class B common stock, no par value per share (the “Class B Stock” and, together with the Class A Stock, the "Common Stock"), of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”), which has its principal executive offices at 401 North 31st Street, Billings, Montana 59116. The Class A Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Class B Stock, which is not listed on any market or exchange, is convertible at any time into Class A Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Stock does not expire. Each share of Class A Stock is entitled to one vote per share. Each share of Class B Stock is entitled to five votes per share.
The Issuer had 34,067,912 shares of Class A Stock and 22,631,503 shares of Class B Stock outstanding as of March 31, 2018. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of March 31, 2018.
All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND
(a) – (c) This schedule is being filed by each of Randall I. Scott, N Bar 5, Limited Partnership (“N Bar 5”), James R. Scott, J.S. Investments Limited Partnership (“J.S. Investments”), John M. Heyneman, Jr., Thomas W. Scott, and Homer A. Scott, Jr., and Susan S. Heyneman (each, a “Reporting Person” and collectively, the “Reporting Persons”).

As of June 19, 2018, the Reporting Persons as a group are the beneficial owners of 16,396,621 shares of Common Stock (of which 16,250,184 are shares of Class B Stock and 146,437 are shares of Class A Stock). Such shares of Common Stock represent beneficial ownership of 33.0% of Class A Stock and 72.0% of Class B Stock. Such shares of Common Stock represent 55.3% of the voting power of the Common Stock
Mr. Randall I. Scott has been a director of the Issuer since May 2012 and was previously a director of the Issuer from 1993 to 2002 and from 2003 to 2011. He is a certified financial planner and managing general partner of N Bar 5. N Bar 5 is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Scott and N Bar 5 is P.O. Box 7113, Billings, Montana 59103.
Mr. James R. Scott has been a director of the Issuer since 1971, the Vice Chairman of the Issuer’s board of directors from 1990 through 2012 and the Executive Vice Chairman of the Issuer’s board of directors from 2013 through 2015. On January 21, 2016, Mr. Scott assumed the role of Chairman of the Issuer’s board of directors. Mr. Scott is also Managing Partner of J.S. Investments and a board member of Foundation for Community Vitality. J.S. Investments is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Scott and J.S. Investments is P.O. Box 7113, Billings, Montana 59103.
Mr. John M. Heyneman, Jr. was a director of the Issuer from 2010 through 2015 and re-elected in May, 2018. Mr. Heyneman is currently the Executive Director for the Plank Stewardship Initiative, a non-profit organization providing technical solutions to ranchers in the Northern Great Plains. Mr. Heyneman was previously Project Manager of Partnership for Wyoming’s Future from 2009 through 2012. Mr. Heyneman is Chairman of the Padlock Ranch Corporation, and Managing General Partner of Towanda Investments Limited Partnership (“Towanda”), a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Heyneman is 4100 Big Horn Avenue, Sheridan, Wyoming 82801.
Mr. Thomas W. Scott was a director of the Issuer from 1971 through 2015, serving as Chairman of the Issuer’s board of directors from 2004 through 2015. Mr. Scott retired from the Company’s board of directors effective January 21, 2016. Mr. Scott’s business address is P.O. Box 190, Dayton, Wyoming 82836.
Mr. Homer A. Scott, Jr. is a retired director of the Issuer. Mr. Scott’s business address is P.O. Box 2007, Sheridan, Wyoming 82801.
Ms. Susan S. Heyneman is a retired director of the Issuer. Ms. Heyneman's business address is P.O. Box 7113, Billings, Montana, 59103.

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 11 of 16 Pages

(d) – (e) During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the foregoing Reporting Persons and other natural persons for whom information has been provided is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
This filing does not reflect any purchase of securities by the Reporting Persons. Rather, this filing is being made due to the combination of the Reporting Persons for the purpose of acting together as a group as set forth below in Item 4.

ITEM 4.	PURPOSE OF TRANSACTION
Each Reporting Person, as either one of the descendants of Homer Scott, Sr., the founder of the Issuer, or an affiliate thereof, has been a long-time beneficial owner of shares of Common Stock. The shares of capital stock held by each of the Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer, other than the Shareholder Agreement (as defined below), including predecessor versions thereof, which contains certain customary transfer restrictions and provides the parties thereto a right of first refusal, except for certain permitted transfers.
The Issuer completed an initial public offering of Class A Common Stock and related listing of such stock on The NASDAQ Stock Market LLC in March 2010. The Reporting Persons, which own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer, reached an oral agreement as a group, effective as of the date of the Joint Filing Agreement included as an exhibit hereto, for the purpose of influencing control over the Issuer solely to the extent necessary to ensure the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Except for the foregoing and the Shareholder Agreement, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence control over the Issuer.
Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, including the Scott Family Shareholders’ Agreement among Scott family members dated October 29, 2010 (the “Shareholder Agreement”), there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.
Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) – (b)
The group composed of the Reporting Persons included in this filing beneficially owns an aggregate of 16,396,621 shares (of which 16,250,184 are shares of Class B Stock and 146,437 are shares of Class A Stock), representing 33.0% of the Class A Stock and 72.0% of the Class B Stock. Such shares of Common Stock represent 55.3% of the voting power of the Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

•
Randall I. Scott beneficially owns 4,755,839 shares of Common Stock (of which 4,738,975 are shares of Class B Stock and 16,864 are shares of Class A Stock), representing 12.3% of the Class A Stock and 20.9% of the Class B Stock. This amount includes 3,795,676 shares of Class B Stock held by N Bar 5, of which Mr. Scott is the

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 12 of 16 Pages

managing general partner. Mr. Scott disclaims beneficial ownership of the shares owned by N Bar 5 except to the extent of his pecuniary interest in such shares arising from his interest in N Bar 5. The shares of Class B Stock held by N Bar 5 represent 10.0% of the Class A Stock and 16.8% of the Class B Stock. Mr. Scott has sole voting and dispositive power over the 3,795,676 shares of Class B Stock held by N Bar 5. Mr. Scott also has sole voting and dispositive power with respect to 357,840 shares of Class B Stock held by a family limited partnership for which Mr. Scott is a beneficiary. Mr. Scott has sole voting and dispositive power over an additional 9,648 shares of Common Stock (of which all are shares of Class A Stock, owned through Mr. Scott’s 401(k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc. (the “FIB 401(k) Plan”). Mr. Scott has sole voting and dispositive power over 163,495 shares of Common Stock (of which 156,279 shares are Class B Stock and 7,216 shares are Class A Stock) held as co-trustee of the Randall I. Scott Revocable Trust, for which Mr. Scott is the beneficiary. Mr. Scott has shared voting and dispositive power over 429,180 shares of Class B Stock held by five separate trusts, of which Mr. Scott is the co-trustee of each trust. Mr. Scott disclaims beneficial ownership of the 429,180 shares of Class B Stock held by such trusts, the beneficiaries of which are various family members.

•
James R. Scott beneficially owns 4,943,840 shares of Common Stock (of which 4,863,857 are shares of Class B Stock and 79,983 are shares of Class A Stock), representing 12.7% of the Class A Stock and 21.5% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 2,243,632 shares of Common Stock (of which 2,200,038 are Class B Stock and 43,594 are Class A Stock), which includes 2,127,036 shares of Class B Stock held by J.S. Investments, with respect to which Mr. Scott acts as the managing general partner, 73,002 shares of Class B Stock held as conservator for a custodial account, 17,764 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the FIB 401(k) Plan, and 25,830 shares of Class A Stock held through a brokerage account for the benefit of a trust with respect to which Mr. Scott is trustee and a beneficiary. The shares of Class B Stock held by J.S. Investments represents 5.9% of the Class A Stock and 9.4% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over 2,298,842 shares of Class B Stock held as co-trustee of the James R. Scott Revocable Trust. Mr. Scott has shared voting and dispositive power over 401,366 shares of Common Stock (of which 364,977 are shares of Class B Stock and 36,389 are shares of Class A Stock), which includes 35,240 shares of Class B Stock held as president of a family charitable foundation, 7,096 shares of Class B Stock held as co-trustee of a trust of a family member, and 359,030 shares of Common Stock (of which 322,641 are shares of Class B Stock and 36,389 are shares of Class A Stock) held as a board member of Foundation for Community Vitality, a non-profit organization.

•
John M. Heyneman, Jr. beneficially owns 1,674,505 shares of Common Stock (of which 1,669,893 are shares of Class B Stock and 4,612 are shares of Class A Stock), representing 4.7% of the Class A Stock and 7.4% of the Class B Stock. This amount includes 1,085,792 shares of Class B Stock held by Towanda Limited Partnership, of which Mr. Heyneman is the managing general partner. Mr. Heyneman disclaims beneficial ownership of the shares owned by Towanda except to the extent of his pecuniary interest in such shares arising from his interest in Towanda. The shares of Class B Stock held by Towanda represent 3.1% of the Class A Common stock and 4.8% of the Class B Stock. Mr. Heyneman has sole voting and dispositive power over the 1,085,792 shares of Class B Stock held by Towanda. Mr. Heyneman also has sole voting and dispositive power over 159,533 shares of Common Stock (of which 154,921 are shares of Class B Stock and 4,612 are shares of Class A Stock), which includes 139,921 shares of Class B Stock and 4,040 shares of Class A Stock held as trustee of the John M. Heyneman, Jr. Revocable Trust and 15,572 shares of Common Stock (of which 15,000 are shares of Class B Stock and 572 are shares of Class A Stock) held directly by Mr. Heyneman. In addition, Mr. Heyneman has shared voting and dispositive power over 429,180 shares of Class B Stock held by five separate trusts, of which Mr. Heyneman is the co-trustee of each trust. Mr. Heyneman disclaims beneficial ownership of all 429,180 shares of Class B Stock held by the five trusts, the beneficiaries of which are various family members.

•
Thomas W. Scott beneficially owns 2,274,038 shares of Common Stock (of which 2,273,538 are shares of Class B Stock and 500 are shares of Class A Stock), representing 6.3% of the Class A Stock and 10.0% of the Class B Stock. Mr. Scott has sole voting and dispositive power over these shares. Included in the 2,274,038 shares of Common Stock beneficially owned by Mr. Scott are 222,528 shares of Class B Common stock held by IXL, LLC, a limited liability company for which Mr. Scott acts as a managing partner. Mr. Scott disclaims beneficial ownership of the 222,528 shares of Class B Stock held by IXL, LLC.

•
Homer A. Scott, Jr. beneficially owns 2,310,189 shares of Common Stock (of which 2,271,496 are Class B Stock and 38,693 are shares of Class A Stock), representing 6.4% of the Class A Stock and 10.0% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over 2,282,578 shares of Common Stock (of which 2,270,078 shares are Class B Stock and 12,500 shares are Class A Stock) held as co-trustee of the Homer A. Scott,

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 13 of 16 Pages

Jr. Revocable Trust. In addition, Mr. Scott has sole voting and dispositive power over 26,193 shares of Class A Stock owned through Mr. Scott’s individual retirement account. Mr. Scott has shared voting power but no dispositive over 1,418 shares of Class B Stock held by a family unitrust.

•
Susan S. Heyneman beneficially owns 867,390 shares of Common Stock (of which 861,605 are shares of Class B Stock and 5,785 are shares of Class A Stock), representing 2.5% of the Class A Stock and 3.8% of the Class B Stock. All 867,390 shares of Common Stock are held by Ms. Heyneman as co-trustee of the Susan Heyneman 2008 Revocable Trust. Ms. Heyneman has sole voting and dispositive power over 867,930 shares of Common Stock.

(c) The following transactions in shares of Common Stock of the Issuer during the 60 days preceding the date hereof were effected by persons identified in Item 2. Shares of Class B Common Stock transferred to persons other than “permitted transferees” under the Issuer’s Amended and Restated Articles of Incorporation are automatically converted into shares of Class A Common Stock upon transfer.

•	On May 7, 2018, James R. Scott converted 12,500 shares of Class B Stock into Class A Stock and subsequently disposed of 12,500 shares in a gift transaction.

•	On May 7, 2018, Homer A. Scott, Jr. converted 10,000 shares of Class B Stock into Class A Stock.

•	On May 9, 2018, Homer A. Scott, Jr. sold 2,500 shares of Class A Stock at a price of $42.00 per share in an open market transaction.

•	On May 23, 2018, Randall I. Scott converted 1,190 shares of Class B Stock into Class A Stock.

•	On May 25, 2018, Randall I. Scott disposed of 1,190 shares of Class A Stock in a gift transaction.

•	On May 30, 2018, John M. Heyneman, Jr. sold 2,000 shares of Class A Stock at a price of $43.98 per share in an open market transaction.

•	On June 1, 2018, John M. Heyneman, Jr. was awarded 572 shares of Class A Stock at a price of $43.65 per share.

•	On June 1, 2018, James R. Scott was awarded 2,520 shares of Class A Stock at a price of $43.65 per share.

•	On June 4, 2018, Randall I. Scott sold 6,000 shares of Class A Stock at a price of $43.88 per share in an open market transaction.

•	On June 5, 2018, James R. Scott converted 11,750 shares of Class B Stock into Class A Stock.
(d) The Reporting Persons know of no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
As described in Item 4 above, the Reporting Persons have agreed orally to effect as a group influence or control over the Issuer. As referenced in Item 4 above, the Reporting Persons are parties to or subject to the contracts, arrangements, understandings, and relationships described in this Item 6.
Currently, the Reporting Persons are parties to the Shareholder Agreement which contains certain customary transfer restrictions with respect to the Class B Common Stock and provides the parties thereto a right of first refusal, except for certain permitted transfers. The primary purpose of the Shareholder Agreement is to preserve opportunities within the extended Scott family to purchase shares of Class B Common Stock before they are converted and sold in the open market as shares of Class A Common Stock. The Shareholder Agreement is not applicable to shares of Class A Common Stock and, except as specifically set forth therein, does not provide for any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer. A copy of the Shareholder Agreement was previously filed with the Securities and

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 14 of 16 Pages

Exchange Commission. The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference.
Additionally, certain of the Reporting Persons have pledged their interests in the shares of Common Stock as collateral for loans from third-party financial institutions pursuant to various loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title

99.1	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3	Power of Attorney of Ms. Susan S. Heyneman

99.4*	Scott Family Shareholders’ Agreement dated October 29, 2010

*	Previously filed.

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 15 of 16 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2018
Date

*
Randall I. Scott

N Bar 5, Limited Partnership

By:	*
Name:	Randall I. Scott
Title:	Managing General Partner

*
James R. Scott

J.S. Investments Limited Partnership

By:	*
Name:	James R. Scott
Title:	Managing General Partner

*
John M. Heyneman, Jr.

*
Thomas W. Scott

*
Homer A. Scott, Jr.

*
Susan S. Heyneman

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit No.	Title

99.1*	Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Scott Family Shareholders’ Agreement dated October 29, 2010

*	Previously filed.